UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NEW YORK COMMUNITY BANCORP, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Units

(Title of Class of Securities)

64944P307

(CUSIP Number of Class of Securities)

Joseph R. Ficalora

Chairman, President and Chief Executive Officer

New York Community Bancorp, Inc.

615 Merrick Avenue

Westbury, New York 11590

Telephone: (516) 683-4100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Eric S. Kracov, Esq.

Victor L. Cangelosi, Esq.

Edward G. Olifer, Esq.

Kilpatrick Stockton LLP

607 14th Street, NW

Suite 900

Washington, DC 20005

(202) 508-5800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$188,270,147	$10,506

*

This valuation assumes the exchange of 5,498,544 Bifurcated Option Note Unit SecuritiESSM of New York Community Bancorp, Inc. (“NYB”), stated amount $50.00 per unit, (“BONUSESSM units”) for common shares of NYB, par value $0.01 per share. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the high and low prices of the NYB BONUSESSM units of $34.24 as of July 28, 2009 as reported on the New York Stock Exchange.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #5 for Fiscal Year 2009, effective March 11, 2009, equals $55.80 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☒	Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by New York Community Bancorp, Inc. (“NYB”), a Delaware corporation, pursuant to Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by NYB to exchange any and all of its 5,498,544 Bifurcated Option Note Unit SecuritiESSM, stated amount $50.00 per unit (the “BONUSESSM units”), comprised of (i) a Trust Preferred Security issued by New York Community Capital Trust V (the “Trust”), having a liquidation preference of $50.00 and a distribution rate of 6% per annum on the stated liquidation preference (“Trust Preferred Security”); and (ii) a warrant to purchase 2.4953 shares of NYB common stock (the “Common Shares”) at any time prior to May 7, 2051, the exercise price of which is $50.00, for a number of its Common Shares, at an exchange ratio equal to (i) 2.4953 Common Shares plus (ii) a number of Common Shares equal to $10.00 divided by the Weighted Average Price of the Common Shares, for each validly tendered and accepted BONUSESSM unit, on the terms and subject to the conditions described in the Offer to Exchange, dated July 29, 2009 (the “Offer to Exchange”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the Exchange Offer. The Weighted Average Price of the Common Shares will be calculated pursuant to the procedure set forth in the Offer to Exchange. The terms and conditions of the Exchange Offer are set forth in the Offer to Exchange and the accompanying Letter of Transmittal, which are attached hereto as Exhibit (a)(1)(A) and (a)(1)(B), respectively.

The information set forth in the Offer to Exchange and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to all applicable items required in this Schedule TO. This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Exchange Act.

Item 1.	Summary Term Sheet.

The information set forth under the captions entitled “Questions and Answers About the Exchange Offer” and “Summary” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	The name of the issuer is New York Community Bancorp, Inc., a Delaware corporation, and the address of its principal executive office is 615 Merrick Avenue, Westbury, New York 11590. The telephone number of its principal executive office is (516) 683-4100.

(b)

The subject securities are NYB’s BONUSESSM units. As of the date hereof, there are 5,498,544 BONUSESSM units outstanding. The information set forth in the Offer to Exchange under the captions “Summary—The Exchange Offer”; “Comparison of Rights of Holders of BONUSESSM units and Holders of Common Shares” and “Description of Capital Stock” is incorporated herein by reference.

(c)	The information set forth in the Offer to Exchange under the caption “Market for Common Shares and BONUSESSM units” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	The principal executive office of the filing person, NYB, is located at 615 Merrick Avenue, Westbury, New York 11590. The telephone number of its principal executive office is (516) 683-4100.

As required by General Instruction C to Schedule TO, the following persons are directors and executive officers of NYB. No single person or group of persons controls NYB.

Name	Position
Joseph R. Ficalora	Chairman, Chief Executive Officer, President and Director

Robert Wann	Senior Executive Vice President, Chief Operating Officer and Director

Thomas R. Cangemi	Senior Executive Vice President and Chief Financial Officer

James J. Carpenter	Senior Executive Vice President and Chief Lending Officer

John J. Pinto	Executive Vice President and Chief Accounting Officer

Donald M. Blake	Director

Dominick Ciampa	Director

Maureen E. Clancy	Director

Name	Position

Hanif W. Dahya	Director

Robert S. Farrell	Director

William C. Frederick, M.D.	Director

Max L. Kupferberg	Director

Michael J. Levine	Director

Hon. Guy V. Molinari	Director

James J. O’Donovan	Director

John M. Tsimbinos	Director

Spiros J. Voutsinas	Director

The address and telephone number of each director and executive officer of NYB listed above is: c/o New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, New York 11590, and such person’s telephone number is (516) 683-4100.

Item 4.	Terms of the Transaction.

(a)

The information set forth in the Offer to Exchange under the captions entitled “Questions and Answers About the Exchange Offer,” “Summary—The Exchange Offer,” “The Exchange Offer,” “Comparison of Rights of Holders of BONUSESSM units and Holders of Common Shares,” “Description of Capital Stock” and “Material United States Federal Income Tax Considerations,” as well as the information set forth in the related Letter of Transmittal, are incorporated herein by reference.

(b)

To the knowledge of NYB, based on reasonable inquiry, no BONUSESSM units are owned by any officer, director or affiliate of NYB, and there will therefore not be exchanges of BONUSESSM units from any officer, director or affiliate of NYB. The information set forth under the caption “Interests of Directors and Officers” in the Offer to Exchange is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	NYB has entered into the following agreements, each of which are filed as an exhibit to this Schedule TO, in connection with the BONUSESSM units:

(i)	Underwriting Agreement for offering BONUSESSM units

(ii)	Amended and Restated Declaration of Trust of New York Community Capital Trust V

(iii)	Indenture relating to the Junior Subordinated Debentures between New York Community Bancorp, Inc. and Wilmington Trust Company, as Trustee

(iv)	First Supplemental Indenture between New York Community Bancorp, Inc. and Wilmington Trust Company, as Trustee

(v)	Form of Preferred Security (included in Exhibit (d)(2))

(vi)	Form of Warrant (included in Exhibit (d)(10))

(vii)	Form of Unit Certificate (included in Exhibit (d)(9))

(viii)	Guarantee issued in connection with the BONUSESSM units

(ix)	Unit Agreement between New York Community Bancorp, Inc., New York Community Capital Trust V and Wilmington Trust Company, as Warrant Agent, Property Trustee and Agent

(x)	Warrant Agreement between New York Community Bancorp, Inc. and Wilmington Trust Company, as Agent

(xi)	Amendment No. 1 to the Amended and Restated Declaration of Trust of New York Community Capital Trust V

(xii)	Amendment No. 1 to the First Supplemental Indenture between New York Community Bancorp, Inc. and Wilmington Trust Company, as Trustee

(xiii)	Amendment No. 1 to the Warrant Agreement between New York Community Bancorp, Inc. and Wilmington Trust Company, as Warrant Agent

The information set forth in the Offer to Exchange under the captions “Where You Can Find More Information,” “Comparison of Rights of Holders of BONUSESSM units and Holders of Common Shares,” and “Description of Capital Stock” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	The information set forth in the Offer to Exchange under the captions “Questions and Answers About the Exchange Offer—What is the purpose of the Exchange Offer?” and “The Exchange Offer—Purpose of the Exchange Offer” is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange under the captions entitled “Summary—The Exchange Offer” and “The Exchange Offer—Terms of the Exchange Offer” is incorporated herein by reference.

(c)

The information set forth in the Offer to Exchange under the captions entitled “Risk Factors—Risks to Holders of Non-Tendered BONUSESSM units —There will be less liquidity in the market for non-tendered BONUSESSM units, and the market prices for non-tendered BONUSESSM units may therefore decline,” “Capitalization” and “The Exchange Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	The information set forth in the Offer to Exchange under the captions “Summary—The Exchange Offer” and “The Exchange Offer—Terms of the Exchange Offer” is incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)

None of NYB or any of its directors or executive officers owns any BONUSESSM units. The information set forth in the Offer to Exchange under the caption “Interests of Directors and Officers” is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange under the caption “Interests of Directors and Officers” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

For information regarding the exchange agent and the information agent, see the information set forth in the Offer to Exchange under the caption “Exchange Agent and Information Agent,” which is incorporated herein by reference. No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the Exchange Offer, other than certain employees of NYB, none of whom will receive any special or additional compensation in connection with the Exchange Offer beyond their normal compensation. See the information set forth in the Offer to Exchange under the caption “The Exchange Offer—Fees and Expenses,” which is incorporated herein by reference.

Item 10.	Financial Statements.

(a)	The information set forth in the Offer to Exchange under the captions “Selected Financial Data” and “Where You Can Find More Information” is incorporated herein by reference. The information set forth under (i) Item 8, Financial Statements and Supplementary Data, in NYB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and (ii) Item 1, Consolidated Financial Statements in NYB’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 is incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	The information set forth in the Offer to Exchange under the captions “Unaudited Pro Forma Financial Information” and “Capitalization” is incorporated herein by reference.

Item 11.	Additional Information.

(a)	The information set forth in the Offer to Exchange under the caption “The Exchange Offer—Conditions to the Exchange Offer” is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange and the accompanying Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Exchange, dated July 29, 2009

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Withdrawal

(a)(1)(D)*	Form of Letter to Clients

(a)(1)(E)*	Form of Letter to The Depository Trust Company Participants

(a)(5)*	Press Release, dated July 29, 2009

(d)(1)	Underwriting Agreement for offering BONUSESSM units(1)

(d)(2)*	Amended and Restated Declaration of Trust of New York Community Capital Trust V

(d)(3)*	Indenture relating to the Junior Subordinated Debentures between New York Community Bancorp, Inc. and Wilmington Trust Company, as Trustee

(d)(4)*	First Supplemental Indenture between New York Community Bancorp, Inc. and Wilmington Trust Company, as Trustee

(d)(5)*	Form of Preferred Security (included in Exhibit (d)(2))

(d)(6)*	Form of Warrant (included in Exhibit (d)(10))

(d)(7)*	Form of Unit Certificate (included in Exhibit (d)(9))

(d)(8)*	Guarantee issued in connection with the BONUSESSM units

(d)(9)*	Unit Agreement between New York Community Bancorp, Inc., New York Community Capital Trust V and Wilmington Trust Company, as Warrant Agent, Property Trustee and Agent

(d)(10)*	Warrant Agreement between New York Community Bancorp, Inc. and Wilmington Trust Company, as Agent

(d)(11)	Amendment No. 1 to the Amended and Restated Declaration of Trust of New York Community Capital Trust V(2)

(d)(12)	Amendment No. 1 to the First Supplemental Indenture between New York Community Bancorp, Inc. and Wilmington Trust Company, as Trustee(2)

(d)(13)	Amendment No. 1 to the Warrant Agreement between New York Community Bancorp, Inc. and Wilmington Trust Company, as Warrant Agent(2)

*	Filed herewith.
(1)	Incorporated by reference to the exhibits to the Form 8-K filed with the Securities and Exchange Commission on November 4, 2002.
(2)	Incorporated by reference to the exhibits to the Form 8-K filed with the Securities and Exchange Commission on April 17, 2003.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2009	NEW YORK COMMUNITY BANCORP, INC.

	By:	/s/ Joseph R. Ficalora
	Name:	Joseph R. Ficalora
	Title:	Chairman, President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Exchange, dated July 29, 2009

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Withdrawal

(a)(1)(D)*	Form of Letter to Clients

(a)(1)(E)*	Form of Letter to The Depository Trust Company Participants

(a)(5)*	Press Release, dated July 29, 2009

(d)(1)	Underwriting Agreement for offering BONUSESSM units(1)

(d)(2)*	Amended and Restated Declaration of Trust of New York Community Capital Trust V

(d)(3)*	Indenture relating to the Junior Subordinated Debentures between New York Community Bancorp, Inc. and Wilmington Trust Company, as Trustee

(d)(4)*	First Supplemental Indenture between New York Community Bancorp, Inc. and Wilmington Trust Company, as Trustee

(d)(5)*	Form of Preferred Security (included in Exhibit (d)(2))

(d)(6)*	Form of Warrant (included in Exhibit (d)(10))

(d)(7)*	Form of Unit Certificate (included in Exhibit (d)(9))

(d)(8)*	Guarantee issued in connection with the BONUSESSM units

(d)(9)*	Unit Agreement between New York Community Bancorp, Inc., New York Community Capital Trust V and Wilmington Trust Company, as Warrant Agent, Property Trustee and Agent

(d)(10)*	Warrant Agreement between New York Community Bancorp, Inc. and Wilmington Trust Company, as Agent

(d)(11)	Amendment No. 1 to the Amended and Restated Declaration of Trust of New York Community Capital Trust V(2)

(d)(12)	Amendment No. 1 to the First Supplemental Indenture between New York Community Bancorp, Inc. and Wilmington Trust Company, as Trustee(2)

(d)(13)	Amendment No. 1 to the Warrant Agreement between New York Community Bancorp, Inc. and Wilmington Trust Company, as Warrant Agent(2)

*	Filed herewith.
(1)	Incorporated by reference to the exhibits to the Form 8-K filed with the Securities and Exchange Commission on November 4, 2002.
(2)	Incorporated by reference to the exhibits to the Form 8-K filed with the Securities and Exchange Commission on April 17, 2003.